      As filed with the Securities and Exchange Commission on June 5, 2001
                                                    Registration No. 333-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     -------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     -------

                         KANEB PIPE LINE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                75-2287571
       (State or other jurisdiction of                 (I.R.S. Employer
        incorporation or organization)                Identification No.)

                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                     -------

                                EDWARD D. DOHERTY
                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    -------

                                   Copies to:
                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 McKinney, Suite 5100
                                Houston, TX 77010
                                 (713) 651-5151
                            Attention: John A. Watson

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective, as determined by market conditions.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                              PROPOSED MAXIMUM         PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER       AGGREGATE OFFERING     AMOUNT OF REGISTRATION
    SECURITIES TO BE REGISTERED           REGISTERED              UNIT(1)                  PRICE(1)                   FEE
-----------------------------------------------------------------------------------------------------------------------------------
Units representing Limited Partner
  Interests..........................       1,975,090             $37.11                $73,295,590             $    18,324
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices as reported on the New York Stock Exchange on June 4, 2001.

                                 --------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED JUNE 5, 2001

PROSPECTUS

                                 1,975,090 UNITS
                         KANEB PIPE LINE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                               ------------------


         The units representing limited partnership interests to be offered using this prospectus will be offered and sold by selling unitholders named in this prospectus. See "Selling Unitholders".

         The selling unitholders may sell the units representing limited partner interests offered by this prospectus from time to time on the New York Stock Exchange or otherwise. They may sell the units at prevailing market prices or at prices negotiated with buyers. The selling unitholders will be responsible for their legal fees and any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all of the other offering expenses. We will not receive any proceeds from the sales of units by selling unitholders.

         Our units are traded on the New York Stock Exchange under the symbol "KPP." The closing price on June 4, 2001, as reflected on the New York Stock Exchange, was $37.11 per unit. Our principal executive offices are located at 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.


                                 ---------------

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS" BEGINNING ON PAGE 10 AND "RISK FACTORS" BEGINNING ON PAGE 2.

                                 ---------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

                   The date of this prospectus is _____, 2001

                                TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----
RISK FACTORS......................................................................................................2

ABOUT KANEB PARTNERS..............................................................................................8

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS..................................................................10

NO PROCEEDS......................................................................................................10

SELLING UNITHOLDERS..............................................................................................11

RECENT FEDERAL INCOME TAX CONSIDERATIONS........................................................................ 12

PLAN OF DISTRIBUTION.............................................................................................13

WHERE YOU CAN FIND MORE INFORMATION..............................................................................13

LEGAL............................................................................................................15

EXPERTS..........................................................................................................15



                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. This means that up to 1,975,090 units may be offered and sold using this prospectus from time to time as described in the "Plan of Distribution". You should carefully read this prospectus and the additional information described under the heading "Where You Can Find More Information".

                                  RISK FACTORS

         You should carefully consider the following risk factors, together with other information contained or incorporated by reference in this prospectus, in evaluating whether to invest in our units.

RISKS INHERENT IN OUR BUSINESS

The rates that we may charge may be limited by FERC regulations and competition.

         The Federal Energy Regulatory Commission ("FERC"), pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

         The FERC's primary rate-making methodology is price indexing. We use this methodology in approximately one half of our markets. With FERC approval, we use market-based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate-making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

Uncertainties in calculating cost of service for rate-making purposes.

         In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

Competition could adversely affect our operating results.

         Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Fifteen of our sixteen delivery terminals on our east pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

         Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to an Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to our west pipeline's Denver and Fountain terminals.

         The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than our liquid terminaling facilities, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

Reduced demand could affect shipments on the pipelines.

          Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affects our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets that we serve could indirectly reduce the demand for refined petroleum products in those markets.

         Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas that our pipelines serve.

Risk of environmental costs and liabilities.

         Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

RISKS RELATED TO LITIGATION

Grace Litigation

         Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

         Grace alleged that our subsidiaries acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that our subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify our subsidiaries for these expenses.

         In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. Our subsidiaries' consistent position is that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

         At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned before 1978. On July 17, 2000, the Judge entered final judgment, in the case which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from our subsidiaries on its claims, including claims for future expenses. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that our subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST Services transaction. The Judge also awarded attorney fees to Grace.

         While the judgment means that our subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, our subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

         On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, our subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

         The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and our subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. We believe that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

         The Government has made no claims against us or any other person on account of this matter. We believe that if any such claims were made, our subsidiaries would have substantial defenses to such claims. Under Massachusetts law, the party responsible for remediation of a facility is the last owner before the abandonment, which was a Grace company. We do not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect our ability to make cash distributions to our unitholders, but we cannot assure you in that regard.

PEPCO Pipeline Rupture Litigation

         On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company ("PEPCO") ruptured. The pipeline was operated by a partnership of which ST Services is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66.0 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, ST Services has participated provisionally in a minority share of the clean-up expense, which has been funded by ST Services' insurance carriers. We cannot predict the amount, if any, that ultimately may be determined to be ST Services' share of the remediation expense, but we believe that such amount will be covered by insurance and will not materially affect our financial condition.

         As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and ST Services under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. ST Services' insurance carriers have assumed the defense of these actions. While we cannot predict the amount, if any, of any liability we may have in these suits, we believes that such amounts will be covered by insurance and that these actions will not have a material adverse effect on our financial condition.

         PEPCO and ST Services have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. We believe that both the assessment costs and such damages are covered by insurance and will not materially affect our financial condition.

         The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $674,000. ST Services and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to ST Services cannot be determined at this time, but we believe that this matter will not have a material effect on our financial condition.

RISKS RELATING TO OUR PARTNERSHIP STRUCTURE

         We may sell additional limited partner interests, diluting existing interests of unitholders.

         We can issue an unlimited number of additional units or other equity securities, including equity securities with rights to distributions and allocations or in liquidation equal or superior to the units offered by this prospectus. If we issue more units or other equity securities, it will reduce your proportionate ownership interest in us. This could cause the market price of your units to fall and reduce the cash distributions paid to you as a unitholder.

         The general partner may sell units in the trading market, which could reduce the market price of our units.

         The general partner and its affiliates currently own approximately 5,100,000 units. If they were to sell a substantial number of these units in the trading markets, it could reduce the market price of your units. Our partnership agreement allows the general partner to cause us to register for sale any units the general partner or its affiliates hold. These registration rights allow the general partner and its affiliates holding any units to request registration of those units and to include any of those units in a registration of other units by us.

         Unitholders have limits on their voting rights; the general partner manages and operates us.

         You have only limited voting rights as a unitholder. The general partner must either propose or consent to all amendments to our partnership agreement and other major actions such as mergers involving us.

         The general partner manages and controls our activities. Unitholders have no right to elect the general partner on an annual or other continuing basis. However, if the general partner withdraws or is removed, the unitholders may elect a new general partner.

         The general partner and its affiliates currently own enough units to prevent the removal of the general partner.

         The vote of the holders of not less than 85% of the outstanding units is necessary to remove the general partner. The general partner and its affiliates currently own approximately 25% of our outstanding units, which is enough to prevent the removal of the general partner without its consent.

         The general partner and its affiliates may have conflicts with us.

         Our general partner's dual duties to Kaneb Services, Inc. and to us can cause a conflict of interest. Conflicts could arise in the following situations:

         o The general partner determines the timing and amount of cash expenditures, borrowings and reserves, which can affect the amount of cash distributed to our partners.

         o The general partner determines whether we will issue additional units or other securities or purchase any outstanding units.

         o The general partner controls the payment to Kaneb Services and its subsidiaries and affiliates for any services they render on our behalf, subject to the limitations described in our partnership agreement.

         o The general partner determines which direct and indirect costs we reimburse.

         o The general partner will attempt to limit its liability for our debt and other contractual liabilities by requiring debt holders and other creditors to look only to us and to our assets for payment.

         o    The general partner can decide to liquidate us.

         o The general partner determines whether we will retain separate counsel, accountants or others to perform services for us.

         o    The general partner and its affiliates may compete with us.

         The Audit Committee of the Board of Directors of the general partner will review matters in which these conflicts of interest could arise. We have not adopted any guidelines, other than those contained in our partnership agreement, that the general partner must follow if there were a conflict of interest.

         The general partner's liability to us and the unitholders may be limited.

         The general partner is accountable to us and to the unitholders as a fiduciary. Consequently, the general partner generally must exercise good faith and integrity in handling our assets and affairs. The Delaware Revised Uniform Limited Partnership Act provides that Delaware limited partnerships may, in their partnership agreements, modify the fiduciary duties that a court might otherwise apply in analyzing the duty owed by general partners to limited partners. Our partnership agreement, as permitted by the Delaware Act, contains various provisions that have the effect of restricting the fiduciary duties that the general partner might otherwise owe us and the unitholders. For example, our partnership agreement provides that:

         o Any actions the general partner takes that are consistent with the standards of reasonable discretion set forth in our partnership agreement will be deemed not to breach any duty of the general partner to us or the unitholders.

         o In the absence of bad faith by the general partner, the resolution of conflicts of interest by the general partner shall not constitute a breach of our partnership agreement or a breach of any standard of care or duty.

         o Unitholders are deemed to have consented to actions specified in our partnership agreement and conflicts of interest that a court might otherwise deem a breach of fiduciary or other duties under state law.

         These modifications of state law standards of fiduciary duty may significantly limit a unitholder's ability to successfully challenge the actions of the general partner as being in breach of what would otherwise have been a fiduciary duty. Some provisions of our partnership agreement that purport to limit the liability of the general partner to us or the unitholders may be unenforceable under Delaware law.

         The general partner will have a limited call right with respect to the units.

         If at any time persons other than the general partner and its affiliates hold less than 750,000 of the then-issued and outstanding units, the general partner will have the right to acquire all, but not less than all, of the remaining units held by those unaffiliated persons. The general partner may assign this right to any of its affiliates or to us. The acquisition price will generally equal the then-current market price of units. As a consequence, a unitholder may be required to sell his units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

         Unitholders may not have limited liability in the circumstances described below and may be liable for the return of wrongful distributions.

         Some states have not clearly established the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right, or the exercise of the right by the unitholders as a group, to:

         o    remove or replace the general partner,

         o make amendments to our partnership agreement to the extent permitted in the partnership agreement, or

         o    take other action pursuant to our partnership agreement,

constituted participation in the "control" of our business, then the unitholders might be held liable for our obligations to the same extent as a general partner.

         In addition, under the circumstances described below a unitholder may be liable to us for the amount of a distribution for three years from the date of the distribution. Unitholders will not be liable for assessments in addition to their initial capital investment in the units. Under Delaware partnership law, we may not make a distribution to you if the distribution causes all our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated the Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

                              ABOUT KANEB PARTNERS

         We are a publicly held Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company, a wholly owned subsidiary of Kaneb Services, Inc., serves as our general partner. As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Partners, L.P. and include our subsidiary operating companies.

         The following chart shows our organization and ownership structure as of the date of this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.


                                  [FLOW CHART]

         Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2000, we shipped approximately 17.8 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

         We are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted through Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which are subsidiaries and which operate under the trade name ST Services. Its terminaling business consists of receiving, storing and delivering liquid petroleum products and specialty chemicals. ST Services and its predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 38.3 million barrels. Since 1997, we have acquired 14 domestic terminal facilities with an aggregate storage capacity of 15.5 million barrels. In the United States, we operate 42 facilities in 21 states and the District of Columbia. Our five largest terminal facilities in the United States are located in Piney Point, Maryland; Crockett, California; Martinez, California; Jacksonville, Florida; and Linden, New Jersey. Two of our largest terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC on January 3, 2001. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey.

         On January 3, 2001, we completed the acquisition of Shore Terminals LLC. Shore Terminals owns seven terminals, four in California (three in the San Francisco Bay area and one in Los Angeles) and one each in Tacoma, Washington, Portland, Oregon and Reno, Nevada, with a total tankage capacity of 7.8 million barrels. All of the terminals handle petroleum products and, with the exception of the Nevada terminal, have deep water access. The purchase price was approximately $107,000,000 in cash and 1,975,090 of our units. Financing for the cash portion of the purchase price was supplied under our $275,000,000 unsecured revolving credit with a group headed by SunTrust Bank. This acquisition became part of our ST Services terminaling operations. This prospectus is part of a registration statement that we undertook to file with regard to the units used to pay a portion of the purchase price for the Shore Terminals acquisition.

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

          This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

         o    the amount and nature of future capital expenditures;

         o    business strategy and measures to carry out strategy;

         o    competitive strengths;

         o    goals and plans;

         o    expansion and growth of our business and operations;

         o    references to intentions as to future matters; and

         o    other similar matters.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                   NO PROCEEDS

         The units representing limited partner interests to be offered and sold using this prospectus will be offered and sold by the selling unitholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds on the sale of these units.

                               SELLING UNITHOLDERS

         This prospectus is part of a registration statement that we filed pursuant to registration rights granted to the selling unitholders named below under a registration rights agreement we entered into in connection with our acquisition of Shore Terminals LLC. In that agreement, we undertook to file a registration statement with regard to the units and to keep the registration statement effective for up to two years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

         Pursuant to the terms of the registration rights agreement, we will pay all expenses of registering the units under the Securities Act of 1933, including all registration and filing fees, printing expenses and the fees and disbursements of our counsel and accountants. The agreement also provides that we will indemnify the selling unitholders against certain liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the selling unitholders may be required to make in respect thereof. The selling unitholders will pay all fees and disbursements of their counsel and all brokerage fees, commissions and expenses for any units that are registered and that they sell.

         The following table sets forth the name of each selling unitholder, the number of units owned by each selling unitholder prior to this offering, the number of units that may be offered by each selling unitholder pursuant to this prospectus, and the number of units owned by each selling unitholder after completion of this offering. Any of the shares listed below under the heading "Number of Units Offered Pursuant to this Prospectus" may be offered for sale by a selling unitholder from time to time. We purchased all of the member equity interests in Shore Terminals LLC held by the selling unitholders named below in connection with our acquisition of Shore Terminals LLC. Some of the selling unitholders named below held offices or positions with Shore Terminals LLC prior to our acquisition of Shore Terminals LLC. Other than offices or positions held with Shore Terminals LLC prior to our acquisition of Shore Terminals LLC and except as disclosed in the footnotes to the table below, none of the selling unitholders named below held any position, office or any other material relationship with us or any of our predecessors or affiliates within the past three years.



                                NUMBER OF UNITS      NUMBER OF UNITS        NUMBER OF UNITS
     NAME OF SELLING          BENEFICIALLY OWNED    OFFERED PURSUANT       BENEFICIALLY OWNED
       UNITHOLDER               BEFORE OFFERING    TO THIS PROSPECTUS      AFTER OFFERING(1/)
-------------------------     ------------------   ------------------      ------------------
Lancewood, Inc.                    1,823,120            1,823,120                    0
David L. Widener                      35,672               35,672                    0
Peter J. Jacullo, III                 38,000               32,000                6,000
Richard S. Shore, Jr                  77,181               77,181                    0
Michael J. Burgett(2/)                 7,117                7,117                    0


----------

(1/) Based on the number of units outstanding on March 6, 2001, none of the selling unitholders will hold one percent or more of the outstanding units after the offering.

(2/)  Michael J. Burgett is currently a Vice President of Shore Terminals LLC.

                    RECENT FEDERAL INCOME TAX CONSIDERATIONS

     We have an election in effect under Section 754 of the Internal Revenue Code of 1986, as amended (the "Code," under this heading all Sections refer to the Code), which, in the case of a transfer of units by sale or exchange, allows us to increase or decrease the adjusted basis of our property under Section 743(b) with respect to a purchaser of units by the difference between the purchaser's basis in the units acquired and the purchaser's share of our adjusted basis in partnership property. Treasury Regulations promulgated under Sections 197 and 743 have recently been finalized and generally require that any
Section 743(b) adjustment attributable to unrealized appreciation in the value of partnership property be treated as a newly placed in service asset. Consequently, applicable recovery periods and methods of depreciation and amortization are to be used to determine the recovery allowance with respect to the 743(b) adjustment. However, we depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed or adjusted property over the remaining cost recovery period for the underlying property, despite its inconsistency with the recently finalized Treasury Regulations. If the Internal Revenue Service successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     In addition, recently finalized Treasury Regulations promulgated under
Section 1223 allow a unitholder disposing of units, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. The Internal Revenue Service has previously ruled that partners in a partnership must maintain a single adjusted basis for their interests, and an example in the recently finalized Treasury Regulations provides that, upon the sale of a portion of a partner's interest, the partner's adjusted basis allocated to the interest sold for purposes of determining gain or loss is equal to the proportionate part sold. Thus, unlike stock in a corporation, a unitholder is unable to select high or low basis units to sell. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the finalized Treasury Regulations.

                              PLAN OF DISTRIBUTION

         The units offered by this prospectus may be sold from time to time by or for the account of the selling unitholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of units pursuant to this prospectus may be made in the over-the-counter market, on the New York Stock Exchange or otherwise at prices and on terms then prevailing or at prices related to the then-current market price. In each case, how these units are sold will be determined by the selling unitholders. Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

         The units may be sold by any one or more of the following methods:

         o a block trade, which may involve crosses, in which the seller's broker or dealer will attempt to sell the units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;

         o exchange distributions and/or secondary distributions in accordance with the rules of the New York Stock Exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o    privately negotiated transactions;

         o    through put or call options transactions; and

         o    through short sales.

         If applicable law requires, we will add a supplement to this prospectus to disclose the following information about any particular offering:

         o    the specific units to be sold;

         o    the names of the selling unitholders;

         o    the purchase prices and public offering prices;

         o the names of any agent, dealer or underwriter making a sale of the units; and

         o    any applicable commissions or discounts.

         The selling unitholders may sell units directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling unitholders, from purchasers of units for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

         This prospectus may be used by donees of the selling unitholders or other persons acquiring units, including brokers who borrow the units to settle short sales of units, and who wish to offer and sell such units under circumstances requiring or making desirable its use. From time to time selling unitholders may pledge their units pursuant to the margin provisions of their respective customer agreements with respective brokers or otherwise. Upon a default by a selling unitholder, the broker or pledgee may offer and sell the pledged units from time to time.

         The selling unitholders and any broker-dealers that participate in the distribution of the units may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of units, received by the selling unitholders and any such broker-dealers may be deemed to be underwriting discounts and commissions.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048, and at 500 West Madison

Street, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the units offered by this prospectus.

         o Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended by the Amended Quarterly Report on Form 10-Q/A filed on May 24, 2001.

         o Current Report on Form 8-K filed January 18, 2001, as amended by the Current Report on Form 8-K/A filed March 19, 2001.

         o The description of the units contained in our Registration Statement on Form 8-A/A, filed on May 9, 2001.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address:

              Investor Relations Department
              Kaneb Pipe Line Partners, L.P.
              2435 North Central Expressway
              Richardson, Texas 75080 (972) 699-4055.


         This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                      LEGAL

         Certain legal matters in connection with the units will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel.

                                     EXPERTS

         The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 2000, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.

          The financial statements of Shore Terminals LLC (Shore) for the year ended December 31, 2000 incorporated in this prospectus by reference from Kaneb Pipe Line Partners, L.P.'s current report on Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the 1999 financial statements and the sale of the company effective January 1, 2001), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS



KANEB PIPE LINE COMPANY

         Independent Auditors' Report...........................................F-2
         Consolidated Balance Sheet.............................................F-3
         Notes to Consolidated Balance Sheet....................................F-4

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors of
   Kaneb Pipe Line Company:


We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the Company) as of December 31, 2000. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP
Dallas, Texas
March 2, 2001

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                           Consolidated Balance Sheet


                                                                                   DECEMBER 31,
                                                                                      2000
                                                                                  -------------
                                     ASSETS

Current assets:
    Cash and cash equivalents                                                     $   6,394,000
    Accounts receivable                                                              38,417,000
    Inventories                                                                      15,998,000
    Prepaid expenses                                                                  5,521,000
                                                                                  -------------
             Total current assets                                                    66,330,000
                                                                                  -------------

Receivable from affiliates, net                                                      10,706,000

Property and equipment                                                              459,070,000
Less accumulated depreciation                                                       137,622,000
                                                                                  -------------
Net property and equipment                                                          321,448,000

Investment in affiliates                                                             22,568,000

Deferred tax asset                                                                    4,256,000

Excess of cost over fair value of net assets of acquired business                     1,607,000
                                                                                  -------------
                                                                                  $ 426,915,000
                                                                                  =============
                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
    Accounts payable                                                              $  13,093,000
    Accrued expenses                                                                 14,965,000
    Accrued distributions payable                                                     9,600,000
    Deferred terminaling fees                                                         3,717,000
                                                                                  -------------
             Total current liabilities                                               41,375,000
                                                                                  -------------
Long-term debt, less current portion                                                184,052,000

Other liabilities                                                                    13,425,000

Interest of outside non-controlling partners in KPP                                 123,520,000

Commitments and contingencies

Stockholder's equity:
    Common stock, $1 par value, authorized and issued 10,000 shares                      10,000
    Additional paid-in capital                                                       30,924,000
    Notes receivable from affiliate                                                 (14,500,000)
    Retained earnings                                                                48,514,000
    Accumulated other comprehensive loss - foreign currency
       translation adjustment                                                          (405,000)
                                                                                  -------------
             Total stockholder's equity                                              64,543,000
                                                                                  -------------
                                                                                  $ 426,915,000
                                                                                  =============


See accompanying notes to consolidated balance sheet.

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the Company) in the preparation of the consolidated balance sheet. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the Parent Company) (see note 9).

       (a)    PRINCIPLES OF CONSOLIDATION

              The consolidated balance sheet includes the accounts of Kaneb Pipe Line Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. (KPP). The Company controls the operations of KPP through its 2% general partner interest and a 25% limited partner interest at December 31, 2000. All significant intercompany transactions and balances are eliminated in consolidation.

              KPP owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. KPP's business of terminaling petroleum products and specialty liquids is conducted under the name ST Services (ST). KPP operates its businesses through Kaneb Pipe Line Operating Partnership, L.P. (KPOP), a limited partnership in which KPP holds a 99% interest as limited partner. The Company's products marketing business provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.

       (b)    CASH AND CASH EQUIVALENTS

              The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalent. At December 31, 2000, the Company does not have any derivative financial instruments.

       (c)    INVENTORIES

              Inventories consist primarily of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

       (d)    PROPERTY AND EQUIPMENT

              Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.


                                      F-4                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


              The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS No. 121 based on fair value.

       (e)    REVENUE RECOGNITION

              Pipeline transportation revenues are recognized as services are provided. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided. Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer.

       (f)    FOREIGN CURRENCY TRANSLATION

              The Company translates the balance sheet of its foreign subsidiary using year-end exchange rates. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive loss in stockholder's equity.

       (g)    EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED BUSINESS

              The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $106,000 at December 31, 2000.

              The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

       (h)    ENVIRONMENTAL MATTERS

              KPP environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP's commitment to a formal plan of action.


                                      F-5                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       (i)    KPP CASH DISTRIBUTIONS

              KPP makes quarterly distributions of 100% of its Available Cash, as defined in the Partnership Agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of KPP plus the beginning cash balance less all of its cash disbursements and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.

       (j)    USE OF ESTIMATES

              The preparation of the Company's balance sheet, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

       (k)    RECENT ACCOUNTING PRONOUNCEMENT

              Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value. Changes in the value of derivative instruments which are considered hedges will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. On January 1, 2001, the Company was not a party to any derivative contracts; accordingly, initial adoption of SFAS No. 133 at that date did not have any effect on the Company's financial position.

(2)    ACQUISITION

       On January 3, 2001, KPP, through a wholly-owned subsidiary, acquired Shore Terminals LLC (Shore) for $107 million in cash and 1,975,090 KPP units. Financing for the cash portion of the purchase price was supplied under a new $275 million unsecured revolving credit agreement, which is without recourse to the Company, with a group of banks (see note 5). The acquisition will be accounted for, beginning in January 2001, using the purchase method of accounting.

(3)    INCOME TAXES

       The Company participates with the Parent Company in filing a consolidated Federal income tax return, except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

       Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the balance sheet that will result in differences between income for tax purposes and income for financial statement purposes in future years.

       The Company has recorded a deferred tax asset of approximately $20.0 million as of December 31, 2000, primarily relating to domestic net operating loss carryforwards (NOLs). The Company has recorded a deferred tax liability of approximately $9.8 million as of December 31, 2000, primarily relating to differences between


                                      F-6                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       the financial and tax basis of the Company's investment in KPP. The Company has also recorded a deferred tax liability of $5.9 million as of December 31, 2000 which is associated with certain subsidiaries not included in the Parent Company's consolidated Federal income tax return.

       Ultimate realization of the deferred tax asset is dependent upon, among other factors, the Company's ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used. The Company considered positive evidence including the effect of the distribution discussed in note 9, recent historical levels of taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies, revised estimates of future taxable income growth and expiration periods of NOLs among other things, in making this evaluation and concluding that it is more likely than not that the Company will realize the benefit of its net deferred tax assets.

(4)    PROPERTY AND EQUIPMENT

       The cost of property and equipment as of December 31, 2000 is summarized as follows:


                                                       ESTIMATED
                                                        USEFUL
                                                      LIFE (YEARS)
                                                    ----------------
Land                                                       --               $ 23,360,000
Buildings                                                  35                  9,159,000
Furniture and fixtures                                     16                  3,574,000
Transportation equipment                                    6                  4,469,000
Machinery and equipment                                  20 - 40              32,996,000
Pipeline and terminaling equipment                       20 - 40             378,123,000
Construction work-in-progress                              --                  7,389,000
                                                                            ------------

Total property and equipment                                                 459,070,000
Less accumulated depreciation                                                137,622,000
                                                                            ------------

Net property and equipment                                                  $321,448,000
                                                                            ============



                                      F-7                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


(5)    LONG-TERM DEBT

       Long-term debt as of December 31, 2000 is summarized as follows:

KPP First mortgage notes, repaid in January 2001                         $ 128,000,000
KPP $25 million revolving credit facility, repaid
    in January 2001                                                         15,000,000
Revolving credit facility of subsidiary, due in March 2002                  17,152,000
KPP Term loan, due in January 2002                                          23,900,000
KPP $275 million revolving credit facility, due in
    December 2003                                                                   --
                                                                         -------------
              Total long-term debt                                       $ 184,052,000
                                                                         =============

       In December 2000, KPP entered into a credit agreement with a group of banks that provides for a $275 million unsecured revolving credit facility through December 2003. No amounts were drawn on the facility at December 31, 2000. The facility, which is without recourse to the Company, bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit facility contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates. Absent an event of default, such covenants do not restrict distributions to KPP limited partner interests. In January 2001, proceeds from the facility were used to repay in full KPP's $128 million of mortgage notes and $15 million outstanding under its $25 million revolving credit facility. An additional $107 million was used to finance the cash portion of the January 2001 Shore acquisition. Under the provisions of the mortgage notes, KPP incurred $6.5 million in prepayment penalties which, after income taxes and interest of outside non-controlling partners in KPP's net income, has been recognized as an extraordinary expense in the first quarter of 2001. At January 3, 2001, $257.5 million was drawn on the facility at an interest rate of 6.31%, which is due in December 2003.

       In January 1999, KPP, through two wholly-owned subsidiaries, entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with the United Kingdom terminal acquisition and $5.0 million for general partnership purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion ($23.9 million), with a fixed rate of 7.14%, is due in January 2002. The term loans under the credit agreement, as amended, are unsecured and are pari passu with the $275 million revolving credit facility. The term loans, which are without recourse to the Company, also contain certain financial and operational covenants.

       The Company's wholly-owned products marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $20 million revolving credit facility through March 2002. The credit facility bears interest at variable rates (8.69% at December 31, 2000), has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the products marketing business, and by 500,000 KPP limited partnership units. At December 31, 2000, $17.2 million was drawn on the facility.

       In 1994, a wholly-owned subsidiary of KPP entered into a restated credit agreement with a group of banks that, as amended, provided for a $25 million revolving credit facility through January 31, 2001.


                                      F-8                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       At December 31, 2000, $15.0 million was drawn under the credit facility. In January 2001, the credit facility was repaid in full by KPP with the proceeds from the new $275 million credit facility.

       The $128 million of first mortgage notes outstanding at December 31, 2000, which were due in varying amounts from 2001 to 2016, were repaid in full by KPP in January 2001 with the proceeds from the new $275 million revolving credit facility.

(6)    COMMITMENTS AND CONTINGENCIES

       The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 2000:


        YEAR ENDING                          OPERATING
        DECEMBER 31,                          LEASES
        ------------                        -----------
            2001                            $ 2,103,000
            2002                              1,505,000
            2003                                970,000
            2004                                705,000
            2005                                372,000
                                            -----------
          Total minimum lease payments      $ 5,655,000
                                            ===========

       The operations of KPP are subject to Federal, state and local laws and regulations in the United States and the United Kingdom relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $8.0 million at December 31, 2000, including $7.3 million related to acquisitions of pipelines and terminals.

       In December 1995, KPP acquired the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates. The asset purchase agreement includes a provision for an earn-out payment based upon revenues of one of the terminals exceeding a specified amount for a seven-year period ending in December 2002. No amount was payable under the earn-out provision in 2000.

       The asset purchase agreement entered into in 1998 by the Company in connection with the acquisition of the products marketing business includes a provision for an earn-out based on annual operating results of the acquired business for a five-year period ending in March 2003. In 2000, $211,000 was paid under the earn-out provision and included as additional purchase price.

       On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (PEPCO) ruptured. The pipeline was operated by a partnership of which a wholly-owned subsidiary of KPP is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, KPP's subsidiary has participated provisionally in a minority share of the clean-up expense which has been funded by KPP's


                                      F-9                            (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       insurance carriers. KPP cannot predict the amount, if any, that ultimately may be determined to be KPP's share of the remediation expense, but it believes that such amount will be covered by insurance and will not materially affect KPP's financial condition.

       As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and KPP's subsidiary under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. KPP's insurance carriers have assumed the defense of these actions. While KPP cannot predict the amount, if any, of any liability it may have in these suits, it believes that such amounts will be covered by insurance and that these actions will not have a material adverse effect on its financial condition.

       PEPCO and KPP's subsidiary have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. KPP believes that both the assessment costs and such damages are covered by insurance and will not materially affect KPP's financial condition.

       The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and KPP's subsidiary over several years of pipeline safety regulations and proposing a civil penalty of $674,000. KPP's subsidiary and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to KPP cannot be determined at this time, but KPP believes that this matter will not have a material effect on its financial condition.

       Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation (Grace), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

       Grace alleged that subsidiaries of KPP acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.



                                      F-10                           (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       In the lawsuit, Grace also sought indemnification from KPP's subsidiaries for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP's subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

       At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although KPP's subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of KPP's subsidiaries acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

       While the judgment means that the subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, KPP's subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

       On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once the stay is lifted, KPP's subsidiaries that are a party to the lawsuit intend to resume vigorous prosecution of the appeal.

       The Otis Air Force Base is part of the Massachusetts Military Reservation
       (MMR), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. KPP's subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the KPP subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The


                                      F-11                           (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


       Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. KPP believes that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

       The Government has made no claims against KPP or any other person on account of this matter. KPP believes that if any such claims were made, its subsidiaries would have substantial defenses to such claims. Under Massachusetts law, the party responsible for remediation of a facility is the last owner before the abandonment, which was a Grace company. KPP does not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect its ability to make cash distributions to its unitholders, but there can be no assurances in that regard.

       The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position of the Company.

(7)    RELATED PARTY TRANSACTIONS

       The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $6.2 million for the year ended December 31, 2000, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $0.2 million during each of these respective periods for an allocable portion of the Parent Company's overhead expenses.

       The Company participates in the Parent Company's defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $0.8 million for 2000.

       In 1997, the Company, through a wholly-owned subsidiary, sold 500,000 units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. At December 31, 2000, these notes are classified as a reduction to stockholder's equity.


                                      F-12                           (Continued)

                             KANEB PIPE LINE COMPANY
                                AND SUBSIDIARIES

                       Notes to Consolidated Balance Sheet

                               December 31, 2000


(8)    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

       The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 2000 was approximately $191 million as compared to the carrying value of $184 million. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange. The Company has no derivative financial instruments at December 31, 2000.

       The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2000.

(9)    PARENT COMPANY PLANNED DISTRIBUTION TO SHAREHOLDERS

       On November 27, 2000, the Parent Company announced that its Board of Directors had approved a plan to distribute its pipeline, terminaling and product marketing businesses to its shareholders in the form of a new limited liability company, Kaneb Services LLC. This new entity will own the Company, including its general and limited partner interests in KPP. Immediately following the distribution, the Parent Company will no longer have an equity investment in Kaneb Services LLC.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses in connection with the units being registered hereby. We will bear all of these expenses.

Securities and Exchange Commission Registration Fee ...        $ 18,324
Legal Fees and Expenses ...............................        $ 20,000
Accounting Fees and Expenses ..........................        $  4,400
Miscellaneous .........................................        $  2,276
                                                               --------
         Total ........................................        $ 45,000
                                                               ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The partnership agreements of the registrant and its subsidiary partnerships provide that they will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any Departing Partner or any affiliate of the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as the general partner, Departing Partner or an affiliate of either, an officer, director, employee, partner, agent or trustee of the general partner, any Departing Partner or affiliate of either or a person serving at the request of the registrant in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the registrant and such action did not constitute gross negligence or willful misconduct on the part of the Indemnitee, and, with respect to any criminal proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act of 1933. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the registrant. The registrant is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the registrant's activities, whether or not the registrant would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16. EXHIBITS

         (a)  Exhibits

                 2.1   --  Securities Purchase Agreement Among Shore Terminals
                           LLC, Kaneb Partners, and the Sellers Named Therein, dated as of September 22, 2000 (filed as Exhibit 10.1 to Kaneb Partners' Current Report on Form 8-K filed January 18, 2001 and incorporated by reference herein).

                 2.2   --  Amendment No. 1 to Securities Purchase Agreement,
                           dated as of November 28, 2000 (filed as Exhibit 10.2 to Kaneb Partners' Current Report on Form 8-K filed January 18, 2001 and incorporated by reference herein).

                 2.3   --  Registration Rights Agreement, dated as of January 3,
                           2001 (filed as Exhibit 10.3 to Kaneb Partners' Current Report on Form 8-K filed January 18, 2001 and incorporated by reference herein).

                 4.1   --  Amended and Restated Agreement of Limited Partnership
                           of Kaneb Partners dated September 27, 1989, as revised July 23, 1998 (filed as Exhibit 3.1 to Kaneb Partners' Annual Report on Form 10-K filed March 19, 2001 and incorporated by reference herein).

                 4.2   --  Certificate of Limited Partnership of Kaneb Partners
                           (filed as Exhibit 3.2 to Kaneb Partners' Registration Statement on Form S-1 (Reg. No. 33-30330) and incorporated by reference herein).

                 5.1   --  Opinion of Fulbright & Jaworski L.L.P.

                23.1   --  Consent of KPMG LLP.

                23.2   --  Consent of Deloitte & Touche LLP

                23.3   --  Consent of Counsel (the consent of Fulbright &
                           Jaworski L.L.P. to the use of their opinion filed as
                           Exhibit 5.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such opinion).

                24.1   --  Powers of Attorney (included on pages II-3 and II-4
                           of this Registration Statement).

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

              provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the 5th day of June, 2001.


                              KANEB PIPE LINE PARTNERS, L.P., by Kaneb Pipe Line Company, as General Partner


                              By:  /s/ EDWARD D. DOHERTY
                                 -----------------------------------------------
                                   Edward D. Doherty, Chairman



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Edward D. Doherty and Howard C. Wadsworth, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities and on the date indicated.


                                                  POSITION WITH THE
                SIGNATURE                          GENERAL PARTNER                    DATE
         ----------------------             -----------------------------         ------------
                                             Chairman of the Board and
          /s/ Edward D. Doherty                      Director
         ----------------------             (Principal Executive Officer)         June 5, 2001
          Edward D. Doherty


          /s/ Jimmy L. Harrison               Executive Vice President
         ----------------------               (Principal Financial and            June 5, 2001
          Jimmy L. Harrison                      Accounting Officer)


          /s/ Sangwoo Ahn
         ----------------------
          Sangwoo Ahn                                 Director                    June 5, 2001


                                                  POSITION WITH THE
                SIGNATURE                          GENERAL PARTNER                    DATE
         ----------------------             -----------------------------         ------------
          /s/ John R. Barnes
         -------------------------
          John R. Barnes                              Director                    June 5, 2001

          /s/ Murray R. Biles
         -------------------------
          Murray R. Biles                             Director                    June 5, 2001

          /s/ Frank M. Burke, Jr.
         -------------------------
          Frank M. Burke, Jr.                         Director                    June 5, 2001

          /s/ Charles R. Cox
         -------------------------
          Charles R. Cox                              Director                    June 5, 2001

           /s/ Hans Kessler
         -------------------------
          Hans Kessler                                Director                    June 5, 2001

          /s/ James R. Whatley
         -------------------------
          James R. Whatley                            Director                    June 5, 2001

                                INDEX TO EXHIBITS


          EXHIBIT
          NUMBER           DESCRIPTION
          -------          -----------
            2.1   --       Securities Purchase Agreement Among Shore Terminals
                           LLC, Kaneb Partners, and the Sellers Named Therein,
                           dated as of September 22, 2000 (filed as Exhibit 10.1
                           to Kaneb Partners' Current Report on Form 8-K filed
                           January 18, 2001 and incorporated by reference
                           herein).

            2.2   --       Amendment No. 1 to Securities Purchase Agreement,
                           dated as of November 28, 2000 (filed as Exhibit 10.2
                           to Kaneb Partners' Current Report on Form 8-K filed
                           January 18, 2001 and incorporated by reference
                           herein).

            2.3   --       Registration Rights Agreement, dated as of January 3,
                           2001 (filed as Exhibit 10.3 to Kaneb Partners'
                           Current Report on Form 8-K filed January 18, 2001 and
                           incorporated by reference herein).

            4.1   --       Amended and Restated Agreement of Limited Partnership
                           of Kaneb Partners dated September 27, 1989, as
                           revised July 23, 1998 (filed as Exhibit 3.1 to Kaneb
                           Partners' Annual Report on Form 10-K filed March 19,
                           2001 and incorporated by reference herein).

            4.2   --       Certificate of Limited Partnership of Kaneb Partners
                           (filed as Exhibit 3.2 to Kaneb Partners' Registration
                           Statement on Form S-1 (Reg. No. 33-30330) and
                           incorporated by reference herein).

            5.1*  --       Opinion of Fulbright & Jaworski L.L.P.

           23.1*  --       Consent of KPMG LLP.

           23.2*  --       Consent of Deloitte & Touche LLP

           23.3   --       Consent of Counsel (the consent of Fulbright &
                           Jaworski L.L.P. to the use of their opinion filed as
                           Exhibit 5.1 to the Registration Statement and the
                           reference to their firm in this Registration
                           Statement is contained in such opinion).

           24.1   --       Powers of Attorney (included on pages II-3 and II-4
                           of this Registration Statement).
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*Filed herewith.